CLIVE MASSEY
                             906-1875 Bellevue Ave.
                          West Vancouver, BC  V7V 1B3
                              Tel: (604) 220-8440
                              Fax: (604) 980-5026


March 15, 2003


Mr. Tim Coupland, President
Alberta Star Development Corp.
#200 - 675 West Hastings Street
Vancouver, B.C.  V6B 1N2

Dear Tim:

RE: Consulting Agreement between Clive Massey (the Contractor) and Alberta Star Development Corp. ("Alberta Star")
------------------------------------------------------------------------------

Further to our discussions, this letter will confirm that the contractor will undertake to provide & assume all Investor Relations and Corporate Communications. Including related activities on behalf of Alberta Star in a consulting capacity effective March 15, 2003.
In general, Clive Massey will assist Alberta Star in structuring and obtaining financing and in it's investor communications by acting as the frontline contact and information source with the brokerage community, mining analysts and qualified investor's. Clive Massey will qualify and refer appropriate inquiries and financing opportunities to senior management and assist management with its investor presentations and advise management as required, regarding new ideas for enhancing communication effectiveness and company awareness. The success of the program will be dependent on the close cooperation between Alberta Star & Clive Massey. As well as a commitment from senior management to commit the appropriate time and attention to company financing activities, and an investor communication program with Canadian and American investors, which will support Alberta Star's continued success. The following is a general description of Clive Massey's services and responsibilities:

Corporate Finance:
------------------
- Assist in obtaining funding by introducing Alberta Star to potential underwriters and/or financiers.

Investor Communications:
------------------------
- Assist in keeping the general investment community informed of Alberta Star activities, including NASD Broker-dealers, Brokerage firms, financial institutions, mining analysts, and company shareholders, both Canadian and American.
- Handle all phone inquiries by way of a designated toll-free number and communicate and inform company shareholders by way of Internet, e-mail, fax, mail and or written verbal and/or written with company corporate updates.
- Be the primary contact person for broker inquiries and follow-up with the dissemination of corporate information.
- Qualify nd refer appropriate financing and investor inquiries to Alberta Star senior management.
- Build and maintain a database of investment professionals and private investors on behalf of Alberta Star. The database shall remain the property of Alberta Star.

The terms of this Agreement for and between Clive Massey and Alberta Star Development Corp. (the "Company") as follows:

1. This contractual arrangement is effective March 15, 2003, and shall be for a term of three months, on a month-to-month basis or until either party provides 30 days written notice of termination of the above services.
2. Alberta Star shall pay Clive Massey (the Contractor) $4,000 per month. This will be paid in two installments of $2,000 one on the 15th the other on the 30th of each month. Alberta Star shall also issue to Clive Massey 100,000 share purchase option at $.22 for an exercise period of 5-years. Subject to TSX approval.
3.    In addition, to the monthly fee, Clive Massey will invoice Alberta  Star
      for pre-approved and reasonable  out-of-pocket  expenses on  a   monthly
      basis.
4. In addition, Alberta Star will pay for a dedicated phone line at Clive Massey's office and shall provide a $100.00 a month cell phone allowance.
5. In connection with this contractual arrangement, Alberta Star will agree to pay Clive Massey a fee equal to 2% of all funding, which is paid to or for the benefit of Alberta Star from an underwriter and/or financier. This is providing that Clive Massey has introduced such party and the party has agreed to financing terms.
6. Alberta Star will also agree to pay Clive Massey a 10% commission on all funding from its private placement of Alberta Star shares he has arranged, excluding Clive Massey, and private placement by insiders.
     (i.e. share purchase options and/or share purchase warrants on  the  open market).
7. Clive Massey will not disclose to any other person, firm or corporation, nor use for his own benefit, during or after the term of this Consulting
      Agreement,   any  trade  secrets  or  other  information  designated  as confidential by the Company which are acquired by Alberta  Star  in  the
      course of performing his  services hereunder.   Likewise,  Alberta  Star
      shall not disclose certain trade secrets or information obtained from Clive Massey in the course of performing services for the benefit of the Company.

8. The Company agrees to indemnify and hold Clive Massey harmless from and against all losses, claims, damages, liabilities, costs or expenses collectively the ("Liabilities") joint and several, arising out of the performance of this Agreement, whether or not Clive Massey is a party to such dispute. This indemnity shall not apply, however, and Clive Massey shallindemnify and hold the Company, its affiliates, control persons, officers, employees, and agents harmless from and against all Liabilities arising in connection with any action, claim or judgment made or assessed against Clive Massey or any officer, shareholder, affiliate, employee or agent of Clive Massey by any state or federal commission or authority where a court of competent jurisdiction has made a final determination that Clive Massey engaged in gross recklessness and willful misconduct in the performance of his services hereunder which gave rise to losses, claim, damage liability, cost or expense sought to be recovered hereunder ( but pending any such final determination, the indemnification and reimbursement provision of t his Consulting Agreement shall apply, and the Company shall perform its obligations hereunder to eimburse Clive Massey for his expenses.) The provisions of this paragraph shall survive the termination and expiration of this Consulting Agreement.

Please acknowledge acceptance of this agreement by signing below and returning a copy of this letter agreement and the original signed agreement.

I am excited about the opportunity to help build a broad awareness of Alberta Star Development Corp., and I look forward to working with you.

Yours truly,
Per:

Clive Massey




                      Agreed and accepted this ____ day of ____________, 2003.





                                                ALBERTA STAR DEVELOPMENT CORP.


                                                ------------------------------
                                                       Tim Coupland, President